Exhibit 99.1

March 21, 2017

Buenos Aires

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Material Event

To whom it may concern,

We are writing to report that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), received a notification that a class action lawsuit has been filed by the Asociación para la Defensa de Usuarios y Consumidores (the Association for the Defense of Users and Consumers or “ADUC”), a local association for the defense of consumers, objecting to a fee for maintenance applied to credit cards accounts imposed by Banco Galicia.

The lawsuit was filed at the Commercial Court of First Instance Number 9, Secretariat 18.

Banco Galicia is analyzing the content and implications of the lawsuit. Banco Galicia estimates that, in case of an unfavorable resolution of this dispute described above, there will not be a significant impact on the shareholders’ equity of Banco Galicia.

Yours faithfully,

A. Enrique Pedemonte Attorney in fact Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.